SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 AUG -7 AM 12:09

02049121

August 2, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Very truly yours,

Name: Hyunseung Kim
Title: Associate

BOD Resolution on Stock Repurchase

□ Objective

The planned share buy-back is aimed at stabilizing the stock price and returning profits to shareholders.

※ Shares to be repurchased are not subject to retirement.

□ Class and Number of Stock

- Common stock : 2,660,000 shares (1.7% of shares outstanding)
- Preferred stock : 400,000 shares (1.7% of shares outstanding)

□ Repurchase Period

Repurchase of stock will be made for three months beginning three days after the BOD resolution is made on Aug 2, 2002

□ Repurchase Method

Samsung Securities, Korea Investment Trust and Daehan Investment Trust will make the purchase in the market

∵ Daily repurchase limit is 266,000 common shares and 60,000 preferred shares.

※ Daily repurchase limit is based on a requirement under which the limit should not exceed the greater of 10% of shares to be repurchased or 25% of the average of daily traded shares for one month preceding the BOD resolution.

□ Finance

Repurchase will be financed with internal cash flow.